

**TSX / NYSE American
Symbol: TMQ**

News Release

Trilogy Metals Reports First Quarter Fiscal 2025 Financial Results

April 2, 2025 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or the "Company") announces its financial results for the first quarter ended February 28, 2025. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR[+] at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

Selected expenses	Three months ended	
	February 28, 2025 $	February 29, 2024 $
General and administrative	343	415
Investor relations	16	12
Professional fees	447	200
Salaries	207	191
Salaries and directors expense – stock-based compensation	2,230	1,999
Total expenses	3,232	2,820
Share of loss on equity investment	581	793
Comprehensive loss for the period	(3,623)	(3,601)
Basic and diluted loss per common share	(0.02)	(0.02)

For the three-month period ended February 28, 2025, we reported a net loss of $3.6 million comparable to a net loss of $3.6 million for the three-month period ended February 29, 2024. Comparing the first quarter of 2025 to first quarter of 2024, there was an increase of $0.2 million in professional fees due to increased consulting and legal fees related to the Bornite preliminary economic assessment technical report and the Company's Base Shelf Prospectus filing, offset by a decrease of $0.2 million in our share of losses of Ambler Metals LLC ("Ambler Metals") due to reduction in activities at the Ambler Access Project (as defined below).

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Corporate and Project Activities

Bornite PEA

On January 15, 2025, the Company announced the positive results of its Preliminary Economic Assessment Study ("Bornite PEA") for the Bornite copper project. Highlights of the Bornite PEA include the following:

- 1.9 billion pounds of copper over 17-year mine life;

- Potential to extend mine activity for the Upper Kobuk Mineral Projects to over 30 years;

- Pre-tax net present value ("NPV")8% of $552.0 million and an internal rate of return ("IRR") of 23.6%; and

- After-tax NPV8% of $394.0 million and after-tax IRR of 20.0%.

The Bornite PEA describes the technical and economic viability of establishing an underground mining operation for a 6,000 tonne-per-day operation with a 17-year mine life. The Bornite PEA assumes re-purposing the infrastructure described in the Company's current Feasibility Study for the Arctic Project for the use with the Bornite Project once the Arctic deposit has been depleted. More information on the Arctic Feasibility Study and the Bornite PEA can be accessed on the Company's website at www.trilogymetals.com.

Budget -Trilogy

The Company has a 2025 fiscal year cash budget totaling $3.1 million. For the three-month period ended February 28, 2025, we used $0.8 million in operating activities mainly for personnel costs, professional fees, regulatory and office expenses compared with budgeted cash expenditures totaling $1.0 million.

Budget - Ambler Metals LLC

The board of Ambler Metals approved a 2025 fiscal year budget totaling $5.8 million to support external and community affairs, to maintain the State of Alaska mineral claims in good standing, and for the maintenance of physical assets. During the three-month period ended February 28, 2025, Ambler Metals expended $1.2 million on salaries and wages, professional fees, engineering, project support costs and mineral property expenses, and the Ambler Access Project costs mainly for subsistence committee meetings and community relations, compared with the budget of $1.0 million.

Ambler Mining District Industrial Access Project ("Ambler Access Project" or "Ambler Road")

On January 20, 2025, President Trump signed a comprehensive executive order titled "Unleashing Alaska's Extraordinary Resource Potential", instructing agency heads across the federal government to revoke, rescind or revise regulations that are inconsistent with resource development in Alaska, including those issued by former President Biden when he was in office.

It places a moratorium on all activities related to the rejection of a right-of-way permit to build the Ambler Road and directs the reinstatement of the prior Trump Administration's 2020 approval of the right-of-way permit to build the Ambler Road.

The order was broadly welcomed by Alaska's political leaders, including Senators Dan Sullivan and Lisa Murkowski, and Representative Nick Begich.

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Department of Interior Secretary Doug Burgum subsequently signed a series of secretarial orders, echoing the executive orders signed by President Trump. Secretary Burgum's Order 3422 on February 3, 2025, also titled "Unleashing Alaska's Extraordinary Resource Potential", directs the submission of an action plan to him that includes "steps to expedite the permitting and leasing of energy and natural resource projects in Alaska (including the rights-of-way and easements for roads that enable this development to occur)."

On March 20, 2025, President Trump signed an executive order titled "Immediate Measures to Increase American Mineral Production", which underscores the importance of securing a stable and predictable domestic supply of critical minerals (including copper and gold) that are essential for the nation's defense, technology, and infrastructure, and to reduce the reliance on foreign imports. The order directs federal agencies to expedite approvals for mineral production projects.

Also on March 20, 2025, Secretary Burgum announced that the Bureau of Land Management will work towards partial revocation of public land withdrawals to convey these lands to the State of Alaska. This action is expected to help advance the Ambler Road.

Secretary Burgum's announcement was commended by Alaska Senators Sullivan and Murkowski, and Representative Begich in a joint statement on March 20, 2025.

Liquidity and Capital Resources

We expended $0.7 million on operating activities during the three-month period ending February 28, 2025 with the majority of cash spent on professional fees to complete the Bornite preliminary economic assessment and related technical reports and American and Canadian securities commission fees related to our annual regulatory filings, annual fees paid to the Toronto Stock Exchange and the NYSE American Exchange and corporate salaries.

As at February 28, 2025, we had $25.2 million in cash and cash equivalents and working capital (current assets less current liabilities) of $24.6 million. There is sufficient cash on hand to fund the approved fiscal 2025 budget of $3.1 million.

All project related costs are funded by Ambler Metals. Ambler Metals had $6.5 million in cash and cash equivalents and $6.4 million in working capital as at February 28, 2025. There are sufficient funds at Ambler Metals to fund this fiscal year's approved budget of $5.8 million.

Qualified Persons

Richard Gosse, P.Geo., Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101 – *Standard of Disclosure for Mineral Projects* and Subpart 1300 of Regulation S-K. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company holding a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy Metals. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy Metal's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, potential actions and effects resulting from the executive orders and statements from the Department of the Interior, Bureau of Land Management, perceived merit of properties, the sufficiency of cash for the next twelve months and the Company's plans to provide further updates and the timing thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving our assumptions with respect to those uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2024 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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